SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 1-1550

Full title of the plan and the address of the plan if different from that of the issuer named below:

CHIQUITA SAVINGS AND INVESTMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chiquita Brands International, Inc.

Chiquita Center

250 East Fifth Street

Cincinnati, Ohio 45202

Chiquita Savings and Investment Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Chiquita Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chiquita Savings and Investment Plan (the “Plan”) at December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) at December 31, 2008 and of delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 26, 2009

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee

Plan Administrator of the

Chiquita Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Chiquita Savings and Investment Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Cincinnati, Ohio
June 26, 2008

Chiquita Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Investments, at fair value	$94,390,990	$125,035,015
Contributions receivable:
Due from Participants	183,804	217,285
Due from Company	226,660	308,036

Net assets available for benefits	$94,801,454	$125,560,336

See accompanying notes to financial statements.

Chiquita Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007
Investment income (loss):
Dividends	$1,784,910	$7,140,733
Interest	285,861	271,416
Net (depreciation) appreciation in fair value of investments	(31,414,787)	999,814

Contributions:
Participant	8,030,525	9,173,202
Company	9,169,629	9,742,413
Rollover	195,176	994,548

	(11,948,686)	28,322,126

Less: Distributions to participants	(18,810,196)	(7,796,128)

(Decrease) increase in net assets available for benefits	(30,758,882)	20,525,998

Net assets available for benefits:
Beginning of the year	125,560,336	105,034,338

End of the year	$94,801,454	$125,560,336

See accompanying notes to financial statements.

Chiquita Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 — Plan Description

The following description of the Chiquita Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available for participation by substantially all full-time and part-time domestic nonunion employees of Chiquita Brands International, Inc. (the “Company” or the “Plan Sponsor”) and its participating subsidiaries who have completed 60 days of service and have attained the age of 21. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time, subject to the provisions of the Plan, the Internal Revenue Code of 1986 (the “IRC”) and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In the event of Plan termination, active participants become 100% vested in their accounts.

The Plan was amended and restated effective January 1, 2001 to incorporate all plan amendments since the last restatement. The Plan was also amended on:

•

January 1, 2009 to change the basic matching to 100% of employee contributions up to 6% of compensation to satisfy the Actual Deferral Percentage test and Actual Compensation Percentage (“ACP”) test safe-harbor requirements and also to satisfy the ACP safe harbor requirement for discretionary matching contributions, and to prospectively change vesting such that basic matching Company contributions vest immediately, while discretionary Company contributions continue to vest over five years;

•	July 2, 2007 to adopt an automatic enrollment feature for eligible employees hired on or after July 2, 2007;

•

December 29, 2006, effective June 1, 2006, to re-define circumstances under which a hardship withdrawal may take place, in order to fully comply with the safe harbor hardship provisions of Section 401(k) of the Internal Revenue Code;

•

December 29, 2006, effective January 1, 2006, to clarify the computation of the separate ratio for any Highly Compensated Employee, as well as to allow for special distributions for designated hurricane victims;

•

December 23, 2005, (a) effective June 28, 2005, to set criteria for the transfer of Fresh Express participants in the PFG Plan, (b) effective June 20, 2005, to expand the definition of compensation and to increase the maximum contribution from an eligible participant from 15 percent to 50 percent of eligible compensation, and (c) effective March 28, 2005, to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001;

•	June 10, 2004, effective June 1, 2004, to allow participants to direct new contributions and allocate prior contributions to the Chiquita Common Stock Fund;

•	December 31, 2003, June 23, 2003 and April 14, 2003 to comply with changes in the law; and

•

March 4, 2003, to permit the holding and the subsequent exercise or sale of warrants to purchase the Company’s common stock. The warrants were issued on March 19, 2002 pursuant to the Company’s Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code. For this purpose, the Company received from the Department of Labor an appropriate exemption to allow the holding of warrants by the Plan.

Participant Accounts

Participants may have up to six accounts under the Plan:

Account	Description of Account
Employee Accounts:
Employee Before-Tax Contributions Employee After-Tax Contributions Rollover Contributions	Reflect all before-tax, after-tax, catch-up and rollover contributions, and the income, losses, withdrawals and distributions attributable to such employee contributions.

Company Accounts:
Matching Contributions Profit Sharing Contributions Non-elective Contributions	Reflect a participant’s share of Company contributions, profit-sharing contributions of certain merged plans, and an amount equal to a participant’s unspent employee credits contributed prior to January 1, 2004 from the Company’s separate welfare benefit plans, and the income, losses, withdrawals and distributions attributable to such contributions.

Participant Contributions

Participants may elect to defer as a Before-Tax Contribution any whole percentage of their compensation from 1% to 50%, subject to the non-discrimination standards of the IRC. A participant’s taxable compensation is reduced by the amount of Before-Tax Contributions, and those amounts are contributed to the Plan on the participant’s behalf by the Company. A participant’s Before-Tax Contributions in any one year are also limited to a fixed dollar maximum ($15,500 for 2008 and 2007) as specified by the IRC. The first 6% of compensation contributed to the Plan (“Eligible Participant Contributions”) is eligible for employer matching contributions. In July 2002, participants age 50 or older could begin making catch-up contributions if they contributed the maximum elective deferral under the Plan. A participant’s catch-up contributions in any one year are limited to a fixed dollar maximum ($5,000 for 2008 and 2007).

As a result of the July 2, 2007 amendment, eligible employees hired on or after July 2, 2007 are automatically enrolled in a 2% payroll reduction that is contributed to the Plan on the participant’s behalf as a Before-Tax Contribution, unless and until the participant affirmatively elects otherwise. Such contributions will be invested in the Plan’s default fund, which is the target retirement fund closest to the participant’s estimated retirement year, unless and until the participant elects otherwise.

Participants are permitted to direct up to 10% of their new contributions to the Chiquita Common Stock Fund and allocate existing amounts in other investment options, provided that at no time may a participant’s holdings in the Chiquita Common Stock Fund exceed 50% of his or her total holdings in the Plan.

The Plan also accepts rollover contributions (“Rollovers”) from other qualified plans and from certain individual retirement accounts. Rollovers are credited to a participant’s Rollover Contributions Account, are treated in a manner similar to Before-Tax Contributions for Plan accounting and federal income tax purposes, but are not eligible for matching contributions by the Company.

Company Contributions

The Company makes a Basic Matching Contribution and may make a Discretionary Matching Contribution, as described below. These contributions are based on Eligible Participant Contributions. The Company’s matching contributions are subject to the non-discrimination standards of the Code.

Basic Matching Contributions: Based on an amendment effective January 1, 2009, the Basic Matching Contribution (also referred to as the “Safe Harbor Matching Contribution”) is 100% of a participant’s Before-Tax Contributions up to 6% of compensation. Through December 31, 2008, the Basic Matching Contribution was 75% of the participant’s Before-Tax Contributions up to 6% of compensation, or such higher percentage as the Plan Administrative Committee may determine from time to time at its discretion. In 2008 and 2007, the Basic Matching Contributions were 150% of the participant’s Before-Tax Contributions up to 6% of compensation.

Discretionary Matching Contributions: The Company may, at its discretion, make an additional contribution to the account of each participant who is actively employed by the Company on the last day of the Plan year. No Discretionary Matching Contributions were made in 2008 or 2007.

All Company matching contributions are made in cash.

Under the Code, a participant’s annual Before-Tax Contributions, After-Tax Contributions, employer Matching Contributions and Non-elective Contributions for any calendar year cannot exceed the lesser of a fixed dollar amount ($49,000 for 2009, $46,000 for 2008 and $45,000 for 2007) or 100% of the participant’s compensation for that calendar year.

Investment Options

The Plan offers a variety of investment options, primarily mutual funds. Subject to the limits on investments in the Chiquita Common Stock Fund described above, participants are permitted to direct their new contributions, and allocate prior contributions, to any of the Plan’s investment options other than the Chiquita Warrant Fund. Participants may change the investment allocation of accumulated account balances daily. A participant’s future contribution deferral amount and investment allocation may be changed with each pay period. The Plan Administrative Committee (the “Plan Administrator”) may change any of the investment funds offered to participants at its discretion.

Vesting and Forfeitures

Participants are fully vested in their Employee Accounts and their Non-elective Contributions Accounts. Fresh Express participants are fully vested in the accounts that were part of the transfer from the PFG Plan.

Basic Matching and Discretionary Contributions made by the Company for periods prior to January 1, 2009 and the related earnings become vested at a rate of 20% for each year of service to the Company. Basic Matching Contributions made by the Company for periods after January 1, 2009 and the related earnings are fully vested at the time the contribution is made. Any Discretionary Matching Contributions made by the Company for periods after January 1, 2009 and the related earnings become vested at a rate of 20% for each year of service to the Company. A participant with less than five years of service becomes fully vested in his or her Matching Contributions Account immediately at age 65 while still actively employed or when employment terminates as a result of retirement, death or disability.

The non-vested portions of a terminating participant’s Company Accounts are forfeited upon termination and are used to reduce future Company contributions. Cumulative forfeitures available to offset Company contributions were $623,882 and $337,381 at December 31, 2008 and 2007, respectively of which $623,882 and $337,381 was used to offset Company contributions during the year ended December 31, 2008 and 2007, respectively. There were no non-vested forfeitures remaining to offset Company contributions at December 31, 2008 and 2007, respectively.

Withdrawals, Distributions and Loans

A participant’s account may be withdrawn only in limited circumstances, as permitted by the Code and the Plan.

Upon termination of service, a participant may apply to receive a distribution of the vested portion of his or her account balance in a lump-sum amount or, if the vested portion exceeds $5,000, leave the account balance in the Plan until age 65. If the participant’s account is greater than $1,000 and less than $5,000, the participant may elect to receive distribution in a single lump sum in cash and/or direct rollover. If the participant does not specify an election, the payment will be automatically rolled over to an individual retirement plan designated by the Plan Administrator. If the participant’s account is less than $1,000, the participant will receive a lump-sum amount. Distributions consist of cash or shares of Chiquita common stock from the Chiquita Common Stock Fund, cash or warrants from the Chiquita Warrant Fund, and cash from all other investment funds, at the participant’s election.

The Plan has a loan feature under which active participants may borrow up to 50% of the present value of their vested and nonforfeitable account balance (up to a maximum of $50,000). The loan must bear interest at a rate reasonable at the time of application. The Plan has established a fixed interest rate which is the prime rate plus 1%. Loans are repaid via payroll deduction over a period of not less than one year or more than five years, except for loans used to purchase a primary residence, which are repaid over a period of up to ten years. The participant may prepay the entire outstanding balance of the loan at any time. Upon participant termination, retirement or death, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 60 days after notification is received by the participant.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. The most significant of these estimates and assumptions relate to fair value measurements of the Plan investments. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

Valuation of Investments

The fair value of Chiquita warrants is the last sales price reported on the New York Stock Exchange on the day of valuation. The fair value of units of participation in common collective trusts (Wells Fargo S&P 500 Index) is determined by reference to the funds’ underlying assets. The fair value of the Chiquita Common Stock Fund is based on unit value, which is determined by reference to the fund’s underlying assets, which are shares of the Company’s common stock as well as a money market fund. The fair value of shares of registered investment companies (mutual funds) is based on quoted market prices, which represent the net asset values of shares held by the Plan. Loans to participants are valued at cost, which approximates fair value.

The Plan presents in its Statement of Changes in Net Assets Available for Benefits the net (depreciation) appreciation in fair value of investments which consists of realized gains and losses, as well as the unrealized (depreciation) appreciation, on these investments.

Securities Transactions

Purchases and sales of investments are recorded on a trade date basis.

Dividend and Interest Income

Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Distributions to Participants

Distributions to participants are reported when paid.

Administrative Expenses

While it has no obligation to do so, the Company has provided certain administrative services to the Plan for no compensation and has paid professional fees for the benefit of the Plan.

Note 3 — Investments

The following investments, at fair value, represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2008	2007
Wells Fargo Cash Investment Money Market	$34,937,651	$31,675,143

Wells Fargo S&P 500 Index	7,865,412	14,211,040

American Funds Euro Pacific Growth	6,111,795	12,584,691

Wells Fargo Advantage Growth	5,156,685	9,551,026

Dodge & Cox Stock Fund	4,979,482	9,787,976

Wells Fargo Advantage Small Cap Value	**	6,576,634

**	Fund did not represent 5% or more of the Plan’s net assets available for benefits.

During 2008 and 2007, the Plan’s investment balances (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31,
	2008	2007
Mutual funds	$(26,279,714)	$94,736
Common collective trust (Wells Fargo S&P 500 Index)	(4,822,055)	768,982
Chiquita Brands International, Inc. warrants	(186,170)	57,163
Chiquita Brands International, Inc. common stock	(126,848)	78,933

	$(31,414,787)	$999,814

The unexercised warrants to purchase shares of Chiquita common stock underlying the Chiquita Warrant Fund expired on March 19, 2009.

Note 4 — Fair Value Measurements

The Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, on January 1, 2008. SFAS No. 157 establishes a singular definition of fair value and a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements, but does not require any additional fair value measurements. SFAS No. 157 clarified that fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. The SFAS No. 157 framework for measuring fair value uses a three-level hierarchy that prioritizes the use of observable inputs. The hierarchy level of a fair value measurement is determined entirely by the lowest level input that is significant to the measurement. The three levels are:

Level 1 –	observable prices in active markets for identical assets and liabilities;

Level 2 –	observable inputs other than quoted market prices in active markets for identical assets and liabilities, which include quoted prices for similar assets or liabilities in an active market and market-corroborated inputs; and

Level 3 –	unobservable inputs.

A description of the valuation methodologies used for assets measured at fair value is as follows:

Mutual funds: Mutual funds held by the Plan are publicly traded in active markets and are valued using the closing price of shares held by the Plan at December 31, 2008 and 2007.

Common collective trust funds: Common collective trust fund values are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities at December 31, 2008 and 2007.

Chiquita Common Stock Fund (Managed Fund): The Chiquita Common Stock Fund holds the Company’s common stock and a small amount of cash equivalents and is valued at the unit value, which is principally determined by the closing price of the Company’s common stock on the New York Stock Exchange at December 31, 2008 and 2007.

Chiquita Warrant Fund: Valued at the closing price of the Company’s warrants reported on the New York Stock Exchange at December 31, 2008 and 2007.

Participant loans: Valued at amortized cost, which approximates fair value.

There have been no changes in the methodologies used at December 31, 2008 and 2007. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2008, the Plan carried the following assets at fair value:

		Fair Value Measurements Using
	Fair Value Dec. 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Money market funds	$34,965,648	$34,965,648	$—	$—
Mutual funds	46,852,544	46,852,544	—	—
Common collective trusts	7,865,412	—	7,865,412	—
Chiquita common stock	662,839	662,839	—	—
Chiquita warrants	8,202	8,202	—	—
Participant loans receivable	4,036,345	—	—	4,036,345

	$94,390,990	$82,489,233	$7,865,412	$4,036,345

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance at December 31, 2007	$3,645,989
Issuances and settlements, net	390,356

Balance at December 31, 2008	$4,036,345

From October 2008 through April 2009, the FASB has issued several new accounting pronouncements related to fair value including: FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” This FSP does not have a material impact on the Plan’s financial statements.

Note 5 — Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 6 — Related Party Transactions

The Plan has invested in the Chiquita Common Stock Fund, which primarily invests in shares of the Company’s common stock. As of December 31, 2008 and 2007, the Plan’s interest in the Chiquita Common Stock Fund represented 44,847 and 38,350 shares of the Company’s common stock with fair market values of $662,839 and $705,257, respectively. During the years ended December 31, 2008 and 2007, the Plan sold 23,244 and 24,706 units and purchased 33,960 and 41,840 units, respectively, of the Chiquita Common Stock Fund. The Plan has also invested in the Chiquita Warrant Fund, which primarily invests in Company’s warrants. As of December 31, 2008 and 2007, the Plan’s interest in the Chiquita Warrant Fund represented 54,678 and 63,269 warrants with fair market values of $8,202 and $210,685, respectively. In 2008 and 2007, the Plan also sold 8,591 and 7,463 Chiquita warrants, respectively.

Certain Plan investments are shares of registered investment companies managed by Wells Fargo. Wells Fargo is the Trustee and recordkeeper of the Plan. These transactions qualify as party-in-interest transactions. All purchases and sales were market transactions.

While it has no obligation to do so, the Company has provided certain administrative services to the Plan for no compensation and has paid professional fees for the benefit of the Plan.

Note 7 — Tax Status

For 2008, the Company determined that the Plan did not pass the Actual Contribution Percentage test or the Actual Deferral Percentage test. In February 2009, a qualified non-elective contribution of $374,943 (primarily funded with forfeitures) was made by the Company to comply with the requirements of these tests and to continue the Plan’s status as a tax deferred retirement plan in accordance with the IRC. For 2007, the Company determined that the Plan did not pass the Actual Contribution Percentage test, the Actual Deferral Percentage test, and the 402(g) test related to excess pre-tax deferrals. In March 2008, a corrective distribution of $770,873, including interest, was made to comply with the requirements of these tests and to continue the Plan’s status as a tax deferred retirement plan in accordance with the IRC.

The Plan received a determination letter from the Internal Revenue Service dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan has been amended as described above in Note 1. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 8 — Financial Statements versus Form 5500 Filing Difference

The net assets available for benefits have properly not been reduced for the benefit claims payable as required by U.S. GAAP. As a result, net assets available for benefits as reported in these financial statements are greater than those reported on Form 5500 by $6,300 at December 31, 2008. The net assets available for benefits as reported on Form 5500 reflect a payable for benefit claims of the above amount in accordance with Form 5500 filing instructions. Benefit payments per the financial statements also do not reflect the amount of benefit claims payable. As a result, benefit payments reported in these financial statements are $6,300 less than those reported on Form 5500 for the year ended December 31, 2008.

Chiquita Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

EIN No. 04-1923360, Plan No. 003

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
*	Wells Fargo Cash Investment Money Market	Money Market Fund	34,937,651 shares	**	$34,937,651
*	Wells Fargo S&P 500 Index	Common Collective Trust	259,413 units	**	7,865,412
	Dodge & Cox Stock Fund	Mutual Fund	66,956 shares	**	4,979,482
	American Funds Euro Pacific Growth	Mutual Fund	221,763 shares	**	6,111,795
*	Wells Fargo Advantage Growth	Mutual Fund	282,558 shares	**	5,156,685
*	Wells Fargo Advantage Small Cap Value	Mutual Fund	212,611 shares	**	3,858,888
	Dodge & Cox Balance Fund	Mutual Fund	66,035 shares	**	3,384,946
*	Wells Fargo Advantage Government Securities	Mutual Fund	437,361 shares	**	4,714,755
	American Growth Fund	Mutual Fund	104,372 shares	**	2,120,840
	Hartford Small Company HLS	Mutual Fund	162,291 shares	**	1,786,826
	Dodge & Cox Income Fund	Mutual Fund	305,313 shares	**	3,599,640
	Calamos Growth Fund	Mutual Fund	75,029 shares	**	2,187,859
*	Chiquita Brands International, Inc. Common Stock Fund	Common Stock Fund (44,847 shares of Chiquita common stock; 27,997 money market shares)	78,516 units	**	690,836
*	Chiquita Brands International, Inc.	Warrants	54,678 warrants	**	8,202
	Vanguard Selected Value	Mutual Fund	113,203 shares	**	1,344,853
	Vanguard Target Retirement 2005	Mutual Fund	12,850 shares	**	124,515
	Vanguard Target Retirement 2010	Mutual Fund	21,223 shares	**	373,734
	Vanguard Target Retirement 2015	Mutual Fund	67,998 shares	**	649,380
	Vanguard Target Retirement 2020	Mutual Fund	61,611 shares	**	1,020,892
	Vanguard Target Retirement 2025	Mutual Fund	200,208 shares	**	1,855,933
	Vanguard Target Retirement 2030	Mutual Fund	65,952 shares	**	1,024,897
	Vanguard Target Retirement 2035	Mutual Fund	106,019 shares	**	980,679
	Vanguard Target Retirement 2040	Mutual Fund	53,419 shares	**	808,234
	Vanguard Target Retirement 2045	Mutual Fund	56,575 shares	**	541,427
	Vanguard Target Retirement 2050	Mutual Fund	14,907 shares	**	226,284
*	Plan Participants	Participant Loans	Interest rates range from 5.0% to 10.25%; maturities at various dates through 2018		4,036,345

					$94,390,990

*	Denotes party-in-interest.
**	Cost information is not required for participant-directed investments.

Chiquita Savings and Investment Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

December 31, 2008

EIN No. 04-1923360, Plan No. 003

Participant Contributions Transferred Late to the Plan	Total that Constitute Non-exempt Prohibited Transactions
$2,068	$2,068

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHIQUITA SAVINGS AND INVESTMENT PLAN

Date: June 26, 2009	By:	/s/ Kevin R. Holland
Kevin R. Holland
Senior Vice President and Chief People Officer Chairman, Employee Benefits Committee